P.E. 6-28-02

1-6262

02050010

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Announcement dated June 5, 2002 titled "Loyalty Programme".
2. Announcement dated June 10, 2002 titled "Director Shareholding".
3. Announcement dated June 13, 2002 titled "Director Shareholding".
4. Announcement dated June 18, 2002 titled "Director Shareholding".
5. Announcement dated June 21, 2002 titled "Director Shareholding".

Appendix 1

Company	Sainsbury(J) PLC
TIDM	SBRY
Headline	Loyalty Programme
Released	07:01 5 Jun 2002
Number	7885W

5 June 2002

Loyalty Programme

J Sainsbury's plc announces it has joined with Barclaycard, BP and Debenhams to create a new loyalty programme operated by Loyalty Management UK (LMUK).

Details follow:

FOUR CORPORATE GIANTS JOIN FORCES FOR UK's BIGGEST EVER CONSUMER LOYALTY PROGRAMME

LONDON - 05 June 2002: - Four of the UK's best known companies, Sainsbury's, Barclaycard, Debenhams, and BP, are coming together to create a revolutionary loyalty programme that is expected to sign up 50 per cent of all UK households, making it the largest and most comprehensive loyalty programme the UK has ever seen.

The new programme, Nectar, will be available to consumers from the autumn, offering them an unrivalled ability to collect points from more than 1,800 Sainsbury's, Debenhams and BP outlets and with all Barclaycard purchases. Points collected in the Nectar programme card will be exchangeable for a wide range of rewards like grocery shopping, consumer goods, flights, holidays, restaurant meals, family days out and cinema tickets.

The significant advantages for the sponsors will include access to shared resources, increased customer loyalty and the opportunity to attract new customers. In addition each founding sponsor will have sector exclusivity within the programme.

Nectar will be launched and operated on behalf of the sponsors by Loyalty Management UK (LMUK), a subsidiary of Loyalty Management International (LMI). Keith Mills, chairman of LMUK, is the founder of large coalition loyalty programmes in Holland, Spain and Canada where up to 70 per cent of households participate.

Announcing the programme to the business community Mills said: "We are delighted that four of the UK's best known and respected companies are coming together with us to launch Nectar. It will transform the UK loyalty market. LMUK will be working with trusted household names that are market leaders in their sectors. We will also be adding other sponsors to the programme in the future which will mean that consumers will have even more opportunities to earn points."

Sir Peter Davis, Group Chief Executive for Sainsbury's said: "We think our customers will welcome and value the benefits that Nectar offers. It offers them a huge opportunity to earn more points in a range of complementary retail outlets. And it gives Sainsbury's a powerful tool with which to reward our existing customers and attract new ones."

Belinda Earl, Chief Executive of Debenhams, said: "I am delighted Debenhams is one of the key sponsors in this unique loyalty scheme and believe it is a truly exciting development for our customers. It will further enhance our overall offer and give our customers yet another great reason to shop at Debenhams. It will provide us with an excellent opportunity to acquire new customers and to grow market share."

Graham Sims, BP's Retail Director, Western Europe, said: "We know our customers love loyalty schemes and Nectar represents a great opportunity to satisfy further their increasingly sophisticated needs. In the new scheme, our customers will be able to earn points faster from a larger number of retailers, accessing a greater value of rewards."

For further information, please contact:

MS&L, on behalf of LMUK

Megan Ratcliffe — Tel: 020 7878 3251
Mob: 07754 500 589

Steffan Williams — Tel: 020 7878 3241
Mob: 07767 345 563

Damian Beeley — Tel: 020 7878 3142
Mob: 07950 481 795

e-mail — firstname.lastname@mslpr.co.uk

Sainsbury's

Lindsay Muir — Tel: 020 7695 8252
e-mail — lindsay.muir@sainsburys.co.uk

Barclaycard

Ian Barber — Tel: 01604 251229
e-mail — ian.barber@barclaycard.co.uk

Debenhams

Joanna Lane-Jones — Tel: 0207 408 3459
e-mail — joanna.lane-jones@debenhams.com

BP

Shaun Harley — Tel: 01908 853828
e-mail — harleys@bp.com

END

Appendix 2

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	16:54 10 Jun 2002
Number	0216X

10 June 2002

Director Shareholding

Letter to: RNS

We have today been advised by Computershare Plan Managers that on 10 June 2002 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ £5.58 per share through participation in the BP ShareMatchUK Plan and dividend reinvestment shares on their holdings in the Plan:-

Dr J.G.S. Buchanan	66 shares
Mr R.F. Chase	68 shares
Mr R.L. Olver	68 shares

Letter from: BP p.l.c.

Appendix 3

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	10:10 13 Jun 2002
Number	1850X

13 June 2002

Director Shareholding

Letter to RNS

We have today been advised by HSBC Trust Company that Mr R.L. Olver, a director of BP p.l.c., acquired 122 BP Ordinary shares @ £5.625 per share on 10 June 2002 through reinvestment of dividends on shares held by him in PEP and ISA plans.

Letter from BP p.l.c.

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	15:12 18 Jun 2002
Number	4118X

18 June 2002

Director Shareholding

Letter to RNS

We were advised on 18 June by Morgan Guarantee Trust Company of New York that the following Directors of BP p.l.c. received the numbers of ADSs shown opposite their names below on 14 June 2002 @ $49.0955 per ADS under the Company's US dividend reinvestment plan:-

Mr E.B. Davis, Jr	42.1523 ADSs (equivalent to approx. 353 Ordinary shares)
Mr C.F. Knight	35.6593 ADSs (equivalent to approx. 214 Ordinary shares)
Dr W.E. Massey	32.1867 ADSs (equivalent to approx. 193 Ordinary shares)

Letter from BP p.l.c.

Appendix 5

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	11:11 21 Jun 2002
Number	5766X

21 June 2002

Director Shareholding

Letter to: RNS

We have been notified of the following acquisitions of the Company's shares by Directors of BP p.l.c. through reinvestment of dividends.

• We were advised by Lloyds TSB Registrars on 21 June 2002 that the following Directors acquired the numbers of Ordinary shares shown opposite their names below on 21 June 2002 @ £5.616 per share through reinvestment of dividends on their registered shares:-

Dr J.G.S. Buchanan	110 shares
Mr R.F. Chase	1,277 shares
Sir Robin Nicholson	26 shares

• We were advised by Computershare Plan Managers on 21 June 2002 that Mr R.F. Chase acquired 17 Ordinary shares @ £5.616 per share on 21 June 2002 through reinvestment of dividends on shares held by him in the BP Employee Participating Share Scheme.

Letter from: BP p.l.c.

SEC MAIL PROCESSING
RECEIVED
AUG 01 2002
WASH, D.C. 155 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 23 July 2002

Signed..................................
Deputy Company Secretary